GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
Under Section 12(g) of The Securities Exchange Act of 1934




Images of Life, Inc.




State of Incorporation:  Nevada             EIN:  86-0895997

Principal Executive Offices

111 Richmond Street West - Suite 420,
Toronto, Ontario M5H 2G4, Canada
Telephone :  (416) 366-2856
Fax: (416) 366-8179

Operating Office

12620 East Calle Mia,
Tucson, Arizona, 85749-9316
Telephone :  (520) 749-0730
Fax: (520) 749-0746

Securities to be registered under Section 12(g) of the Act

9,685,000 shares of Common Stock to be registered on the NASD Electronic Bulletin Board






ITEM 1:        	   The Nature of the Issuer's Business

Images of Life, Inc. ("The Company") was incorporated under the laws of the state of Nevada on Sept. 26 1997. The business transacted by the Company was the mass production of various wood-carvings of sculptures such as cigar store Indians, Bears Eagles and Coyotes. It was the intention of the Company to sell these products over the Internet, in retail stores and mail-order catalogs. The Company refocused its business in December 1998 as a marketing and investment company with its potential defined by the cash flow potential of its subsidiaries and affiliates. The Company has organized itself into two divisions, Investments and Operations. At this time the Operations Division is dormant as all activities centre on Investments.

The Company's investment strategy is to invest in cutting edge products and technologies that require development capital and show promise of generating cash flow. In addition to shares, the Company acquires additional concessions from the funded company such as exclusive sales territories and reduced costs that can support the sales efforts of the Operations Division.

On January 20th 1999, the Company entered into an agreement with Richard R. Powell under which, for a commitment of an investment of $1,000,000, the Company acquired the exclusive Canadian marketing rights to a patent pending protective device for syringes, intravenous needles and hypodermic needles that is designed to fill an urgent need in the Health Care industry and a 35% stake in a private development stage company then yet to be formed, Glacier Medical, LLC which will own the patents for this medical device. For the first uniit of $500,000 the Company will receive a 25% interest and for an additional $500,000 the Company can acquire an additional 10% interest in Glacier Medical, LLC. Under the terms of the investment agreement, the Company is required to pay monthly instalments of Glacier Medical, LLC $25,000 until the total sum of $500,000 has been reached; this represents the first unit of the investment. Terms for the optional second unit of the investment requires the Company to pay monthly instalments of $100,000 until the total of $500,000 has been reached.

There is a need for such a multi-purpose protective device in most medical situations. The identified market potential is both global and enormous.

The priority for the Company is to ensure that the "Protect-a-Pal" needle safety device's manufacturing and use guidelines meet FDA Specifications and receive FDA approvals after which a detailed marketing plan will be implemented as discussed in later sections.

Corporate Objectives

Near Term

The Company's strategic priority is to immediately take the necessary steps to ensure that Glacier Medical, LLC's testing and manufacturing procedures, and use protocols meet or exceed established Food and Drug Administration (FDA) guidelines. Secondly, to develop a comprehensive marketing plan to properly launch this product and to take advantage of the sharply rising industry and consumer demand.

Longer Term

Images of Life's strategy is to identify and pursue business opportunities that encompass the following characteristics:

a.	The business must address critically important and
growing niche markets within major growth industry such as Health and Safety.

b.	There must be an identified, substantial void requiring
fulfilment in the marketplace.

c.	The proposed business must represent a promising
technological solution to the market needs so identified.

d.	The Technology in question must be developed beyond the
prototype stage, with patents or patents pending, and must have an identifiable proprietary technical advantage and a reasonable (with 18 months) lead-time to commercialisation.

e.	In all instances, such business opportunities will
emphasize the need to maximize state-of-the-art environmental protection policies and efficiencies.

f.	To exercise management control of its operating
subsidiaries and affiliates through centralized accounting and reporting systems.

Glacier Medical, LLC.

Glacier Medical, LLC represents the Company's first investment. As of December 31st 1999 the Company had acquired an 8.75% interest in this development stage, privately held business that has designed a patent pending protective device for syringes, intravenous needles and hypodermic needles for the health care industry. As of January 15th the Company had earned a 11.25% interest in Glacier Medical, LLC. The majority member in Glacier Medical, LLC, Mr. Richard Powell sits on the Board of Directors of the Company while the Company's President is an active advisor to Glacier Medical, LLC and participates in that company's decision making process and ensures that the Company's interests as an investor are represented.

The Modern Plague

Caregivers are at constant risk of being exposed and/or infected with deadly pathogens, such as HIV. The single most common cause of such an infection is through the handling, removal and post-use stick with needles. In the U.S. alone, over 5.6 million caregivers fall into the high-risk category. Presently available devices are use-specific and do not completely address the overall needs of the caregiver. Whereas Glacier Medical, LLC's "Protect-A-Pal" provides the most complete protection with a vide variety of needle designs.

The Centers for Disease Control estimates that 1 out of every 250 Americans is infected with the HIV virus, and this number continues to escalate. Each year 200-300 healthcare workers lose their lives from occupational exposure to hepatitis B. Needle sticks are the most common type of occupational exposure in a healthcare environment. The transmission of at least 20 different pathogens has been documented due to needle stick injury. A list of blood-borne pathogens (infectious micro organisms transmitted through blood) that present a significant risk to the Health Care Worker are:

The most common: 		Cytomegalovirus
				Hepatitis both B and C strains
				Human Immuno-deficiency Virus (HIV);

Diseases less well known but of equal concern:
				Arbovirus,
				Babesiosis,
				Borrelia,
				Ehrlichiosis,
				Hemorrhagic Fever,
				Bunyaviruses,
				Hepatitis Delta,
				Jakob-Creutzfeldt,
				Leptospirosis,
				Malaria,
				Aplastic crisis-Chronic anemia,
				Rocky Mountain Spotted Fever,
				Toxoplasmosis,
				Trypanosomiasis,
				Typhus

The risk of contracting any of these diseases can be greatly reduced by proper use of needle safety devices such as "Protect-a-Pal".

The CDC further estimates that 5% of all needle uses result in needle sticks and 76% of needle stick injuries occur during needle removal and disposal of needles. There is a clear need to understand the need for safety here. Needle sticks provide the greatest single risk of exposure to infectious and often fatal disease for medical personnel.

This is not a North American phenomenon. According to "The
Daily News" of Melbourne Australia,
"Doctors, nurses and ambulance staff who have
suffered accidental needle-stick injuries face an
anxious three-month wait for results of HIV and
hepatitis tests.   Thousands of Australian hospital
workers suffer needle-stick injury each year and the
incidence is increasing (even with current safety
requirements)  Doctors nurses and scientists warn
that the problem is far greater than the statistics
reveal, claiming that many injuries go unreported.
Victorian Work Cover Authority figures show that the
number of claims for needle-stick injuries jumped
12.6 percent between 1996-97 and 1997-98.   In this
vicinity alone, there were 357 claims for
compensation to the Victorian Work Cover Authority
in 1997-98.   Eighty working days were lost and
$84,857 compensation was paid to cover medical
costs, time off work and travel for medical tests!
In the same article the president of the Australian
Medical Association, Victoria, Dr. Gerald Segal,
said doctors had become infected with hepatitis B as
a result of needle-stick injuries even with safety
protocol in place, "Even with the best of
intentions, and being careful and watching yourself,
it still happens," he said.   A leading health
spokesman Mr. John Thwarts, said: "The bottom line of price should not be allowed to put hospital workers' health at risk. There should be adequate funding for hospitals to ensure they can provide a safe environment and safe equipment."

As with many changes the way we do things in our society today California is leading the way with far reaching legislation that will require Medical Facilities to provide and Health Care Workers to use needle safety devices. Other states will be sure to follow.

New Law will require safety needle devices for all California healthcare employees *
"A new law strongly supported by CAPT will require that Psych Techs and all other direct-care medical staff in California get special equipment and training to prevent dangerous needle sticks.
Governor Wilson's signature on Assembly Bill 1208 means California will become the first state to require safety needles and related devices to prevent the transmission of blood-borne diseases such as HIV and hepatitis B and C. The law, which takes effect January 1, requires the state
Occupational Safety and Health Standards Board to adopt emergency regulations to mandate these protections starting January 15, 1999. The regulations will require each healthcare employer to adopt an infection-prevention system "that includes sharps prevention technology including, but not limited to, needless systems and needles with engineered sharps injury protection."

* Outreach Magazine Oct., 1998 article, author Keith Hearn

Currently 22 states known to be considering legislation similar to that being enacted by California.

OSHA (Occupational Safety & Health Administration, a federal government agency) seeks to control exposure to potentially contaminated blood or other body fluids via a standard that regulates the handling of such fluids and their potential carriers, primarily needles. Under the universal precautions established by OSHA in 1991, all at-risk employees, (over 5.6 million in the U.S. alone) must . "assume that all human blood and specified human body fluids are infectious for HIV, HBV, and other blood born pathogens. Where differentiation of types of body fluids is difficult or impossible, all body fluids are to be considered as potentially infectious."

OSHA has determined that, in order to avoid contamination, infectious material "must not reach employee's work clothes, street clothes, undergarments, skin, eyes, mouth or other mucous membranes under normal conditions for the duration of the exposure." It is estimated that nearly 90,000 nurses per year sustain needle stick injuries. Each of these injuries is a possible exposure to contaminated blood or body fluids.

According to the OSHA standard, all employers must "provide
and make readily accessible all necessary personal
protective equipment in appropriate sizes at no charge to
the employee....and ensure that it is replaced as needed."

Data used in Canadian research is largely derived from the CDC studies that are widely considered to be first rate. The Canadian Medical Association and the Canadian Nursing Associations have both come out strongly in favour of implementing policies and procedures requiring the use of "Universal Blood and Body Fluid Precautions" and other proven infection control measures in direct care situations. These professional bodies see the need for these measures as an effective preventative measure against the spread of blood borne infections.

The Universal Needle Safety Device

An Ounce of Prevention  -- "Protect-a-Pal"

Weighing approximately one ounce, the "Protect-a-Pal" needle safety device provides a universal protection system for care-givers in the health care industry for use with syringes, intravenous needles and hypodermic needles. It acts as a barrier automatically as the needle is withdrawn from the patient to protect against rebound sticks, splash-back, and sticks occurring during transport to disposal. The design of the Protect-a-Pal device is simple consisting of an easily extendable plastic nipple that sits on the upper part of the needle during use and extends over the needle tip to envelope the needle in a hard shell on withdrawal. Its design simplicity allows for its universal application without limitation by size, type, or application of the needle. It works equally well in all types of applications, something competing products do not and can not do. Its use requires very little change to existing medical protocols during needle extraction, consequently the Protect-a-Pal is viewed as "User Friendly" by the medical profession.

FDA Approval Process

Glacier Medical, LLC is instituting clinical trials and developing manufacturing and use protocols to gain the approval of the "Protect-a-Pal" needle safety device from the FDA. This is a lengthy and exhaustive review process that all new medical applications must be subjected to. In the case of Protect-a- Pal the process could be less exhaustive than with other types of applications because:

?	Products with similar applications have already
received FDA approval.
?	The product is a non invasive procedure (ie. does
not break the skin)

This is common practice in receiving approvals in order to
break the long term new-application cycle.  What is helpful
with this product is that it is external and only used on
another device.   These facts may accelerate the process.
Almost as important will be gaining the acceptance of healthcare providers. This could prove to be a lengthy exercise and has been considered as an integral part of the design prototyping phase.

The process necessary to secure FDA approval is expected to take as much as 6 months and will require:

?	Evaluation and approval of clinical trial
development and reporting
?	A clinical test in an operating hospital
environment administered by independent
consultants.
?	Preparation of documentation in suitable
acceptable formats, for submission to the FDA

By taking into account FDA standards throughout the design phase and clinical trials, we may shorten the approval process.

Manufacturing

All manufacturing will be done under the auspices of Glacier Medical, LLC. To save capital and to speed up the manufacturing process all production will be contracted out to a established plastics manufacturers with state of the art injection mould technology and capable of meeting FDA medical grade specifications. The advantage of doing this is largely economic with significant savings on the cost of plant equipment and indirect operating costs. Glacier Medical, LLC will maintain control of the quality and consistency of the manufacturing process through a strict quality control program located in the manufacturer's plant. In later years it may be possible that Glacier Medical, LLC may manufacture itself if conditions warrant. Several quotations have been received from interested companies who have seen the potential of the product. The prices quoted have been below US $0.25 per packaged unit. Under the agreement between Glacier Medical, LLC and the Company, Images of Life (Canada) Ltd will pay no more than 120% of Glacier's cost.

During the next few months a production run of up to 10,000 units will be run to supply the clinical trials necessary for design testing and healthcare giver input. Because the main designs were derived from clinicians' input and comments, fine-tuning is all that will be necessary. As the FDA clinical trial investigative research methods will be employed throughout the prototyping process, Glacier Medical, LLC will be constantly working with the FDA to meet its requirements. Initial prototype development and manufacturing will evolve by using a dip or spray process is slightly more expensive per unit but less costly in terms manufacturers capital and requires less set up time.

"IMAGES OF LIFE (CANADA) LTD." - will be established as wholly owned subsidiary of the Company for the purpose of facilitating marketing and sales of the "Protect-a-Pal" product in Canada. Its management will be identical to that of the Company. As an integral part of this role, it will provide the selected distributor with market support and conduct educational seminars for the end user. This subsidiary will be staffed lean with 3 or 4 market support representatives (Registered Nurses), an accountant (part time) and bookkeeper. It will not maintain any warehousing or inventory functions, which will be the responsibility of the distributor.

The Market and Marketing

Every Hospital, Medical Centres, Clinic, and Physician's Office in the world is a potential customer for the Protect-a-Pal syringe safety device. In addition all medical aid programs sponsored by the U.N. World Health Organisation, World Bank or other multi lateral institutions and national aid agencies are also prime customers. In short the "Protect-a-Pal" needle safety device has global potential.

The Canadian market is best calculated on the basis of available hospital beds. According to the federal government agency Statistics Canada there are approximately 410,000 hospital and institutional beds in Canada. Approximately 240,000 of these are in the two largest Provinces, Ontario and Quebec. A conservative estimate is that patients 50% of these beds require one needle a day. On that basis the potential market for the Protect-a-Pal is 75 million units per year with a value of more than US $67 million a year.

This figure does not include any estimate for needle use in medical clinics or doctor's offices that we estimate could increase these figures by as much as one-third.

In the USA there are approximately 20,000 hospitals or medical centres and more than 100,000 clinics and physician's offices. In Canada, there are approximately 2,500 hospitals and more than 25,000 general practitioners and a similar number of spec

This is far too many customers for a start up venture to cover with a limited marketing and sales force. The solution is to conduct sales through an established marketing channel that specializes in sales to the medical industry. There are a number of national medical supply houses, both national and international, that represent medical equipment and supplies as well as drugs to Hospitals and Physicians. The Company has had discussions, in conjunction with Glacier, with several of these larger firms that have expressed great interest in distribution of the product. The Company prefers to use a marketing channel such as this to establish a market presence and gain broad acceptance at minimal cost. Such a network should be capable of achieving the goals of Images of Life's marketing strategy and attend to the costly necessary warehousing and inventory functions that the Company would prefer to avoid.

The Company will provide its distribution channels with marketing support and maintain a small group of "Manufacturers
Representatives" to provide product training and ensure that the customers are properly serviced.

Advertising costs will be largely limited to professional journals and medical conferences.

Pricing

According to cost estimates provided by several manufacturing facilities across the U.S., the Protect-A-Pal will cost approximately US$0.25 to manufacture and package. Marketing, distribution and administrative costs would add an additional 13 cents per unit. Given the need for this type of product and the healthcare-related costs associated with the needle-stick risks for which protection which will now be provided, many institutions have stated that the cost of the device is irrelevant. Competing products currently sell for between US $1.50 to 2.00 per unit. The target sales price of the Protect a Pal will be at the lower end of the scale to secure market share and at the same time maximize return. As the device will come packaged as a one time disposable product, the demand, it is assumed, will remain consistent and strong.

The wholesale price charged to distributors is the subject of negotiation with potential distributors. The price what the market will bear and will likely be based on that target price to end users and a consideration that will allow the distributor to recover a reasonable after tax profit on his sales. Unit prices to be charged distributors may vary with individual sales volume. As the device will come as one time use disposable product, the demand, it is assumed will remain strong and consistent.

Competition

Needles or more specifically, syringes, intravenous needles and hypodermics have several applications in the medical industry most common of which are; to give simple injections, draw blood samples and for intravenous injections. Over the past few years several designs have been introduced into the market that are either specific to one type of application or are intended for multi-use application.

Several designs for syringes and hypodermics currently on the market meet only part of the industry's requirements. They fall into four categories;

?	The Safety Sheath type - consisting of an
independent cap that can be put in place after
use.  This system is limited to smaller sizes and
does not cover the needle immediately or
completely.  Some designs can be re opened with a
push.  Injuries can occur in rebound and during
transport
?	Self-Retracting Hypodermics - consists of a
spring loaded or manual retraction system that
draws the needle back onto the syringe after use.
This type is used on syringe type needles only
and is limited by size, length and specific use.
?	Catheter Introducer Sheath type - a protective
introducer needle cover specifically for use with
certain types of catheters.  These are  sold as a
complete system together with the catheter as not
all manufacturers of catheters are users of this
system it is not universal.
?	Syringe Sheath and Needle Cover type -  in the
case of these systems the needle of conventional syringes are inserted into a special housing that traps it rendering it harmless. This is a simple system that is gaining market acceptance. It does have some drawbacks however. Post use needle sticks can still occur during transport to the container and rebound and splash back exposure remain a threat.

The market for needles for blood collection is served by three competing designs, re sheathable winged needles, a bluntable vacuum tube collection needle and a vacuum tube needle with a hinged recapping sheath. All safety features required activation by the Health Care Worker during or after the procedure. In a recent CDC study involving more than 3.0 million uses, it was found that the winged needles were effective 23% of the time while the vacuum tube types with safety features were associated with a 76% and 66% relative
risk reduction respectively.   It also noted that the health
care workers were not using the devices properly due to complexity of their designs or the radical departure from established protocol. Consequently, despite being widely available, they are not gaining acceptance with the end user.

Studies also indicate that despite public relations statements to the contrary, cost is an issue with institutions such as hospitals and insurance companies. These designs add 25% to 50% to the cost of a needle.

The study concluded that engineering changes that focus on ease of use and compliance with established protocols are most likely to generate the wide market acceptance necessary to drive down cost. The Company has taken all these considerations into account as part of its design criteria.

Capital Requirements

The Company is raising funds through a private placement for
a) the acquisition of assets, b) securing FDA approvals and
c) the development new distribution channels.   These funds
are to be raised over the next twelve months. Funds raised will be used as follows:

US $ Millions
Glacier:
		Direct Investment                 $0.500
		For Prototype manufacturing       ($0.400)
		For FDA legal & filings           ($0.100)
Corporate Uses:
		Costs related to Financing        $0.100
		Set -Up Costs in Canada           $0.200
		Working Capital Reserve           $0.300
		Sub - Total Corporate             $0.500

Total Images of Life, Inc.                 $1.000

The Company employs a strict internal financial regimen. Capital is allocated capital according to approved budgets under which managers are expected to operate. The forgoing outline of the uses of proceeds from this funding is intended to provide a basis for the development of detailed operating budgets in addition to being a summary of the intended application of funds. The Working Capital Reserves held at the corporate level represents a contingency reserve to be applied to unforeseen expenses and to provide capital to take advantage, at the discretion of the board, of any opportunities that may arise in the future.

Financial Projections

The Company believes that it is too early to make meaningful financial projections based upon current market and operating conditions. Projected sales and cash flow figures can be defined after marketing and production contracts are closer to completion. Revenue will be generated from two sources. The Company's own sales efforts and from Glacier Medical, LLC's operations, because, operating revenue passes through a Limited Liability Company directly to its member partners. Only direct operating costs relating to the Company's own marketing efforts will show as a cost to the Company. During the five year period of growth and development of Images of Life, this market is expected to grow at a steady rate from the current level of US $l50 million until it achieves market equilibrium at about US $1.0 billion. Glacier has assumed their market share can be expected to increase from an initial base case of 5% of the total market to 20% during this period as the product gains market acceptance and becomes entrenched as an industry standard. If this assumption were to hold true a similar market growth pattern could be expected for the Company.

The Canadian socialized health care market is distinctly different from that of the US. Estimated to be 12% of the size of that of the US it is more centralized in its decision making process. As a base case the rates of growth applied to the Canadian market should approximate those of the US, however Canadian market penetration may be influenced either positively or negatively by centralization


ITEM 3. 	DESCRIPTION OF PROPERTY

As of June 30th, 2000 the Company has made a total $225,000 of investments in Glacier Medical, LLC. For that amount it has acquired 11.25% of Glacier Medical, LLC. Other than this the Company has no other assets at the time of writing.

The Company's corporate offices consist of approximately 750 square feet of corporate and administrative offices, shared with various other companies at no cost to the Issuer.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT:

As of December 31, 1999 the Company had issued a total of 9,665,000 common shares that are currently outstanding. As of June 30th 2000 the Company had issued a total of 9,685,000 common shares that are currently outstanding. Of these shares, 26% bear a restrictive legend and the balance are free trading (7,140,000). The following shareholders hold more than a 5% interest in the Company.

Title &      Name and Address        Amount and  Percent
Class      of Beneficial Holder      Nature of   of Class
                                     Beneficial
                                      Holder

Common      William Marshall<F1>     2,260,000    23.38%
            13027 Via Latina         Restricted
            Del Mar, CA 92014

Common      Jayne Romyn              1,800,000    18.62%
            2959 Chestnut,
            Long Beach, CA 90805

Common      Brenda Burd<F1>          1,800,000    18.62%
            12745 Via Donada,
            Del Mar, CA, 92014

Common      CEDE & Co.                 519,500     5.37%
            P.O. Box 222,
            Bowling Green Station,
            New York, NY 10274
Total                                6,379,000    66.00%

<F1> former Officer and Director

As of June 30th 2000, management held no direct or indirect interest in the Corporation. A total of 300,000 options, have been granted Directors and Officers. No warrants or other considerations other than that described in the section on executive compensation have been granted.


ITEM 5.  	EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF
DIRECTORS
Name             Address       Age    Positions     Director
                                        Held         Since

John R. Hedges  12620 East     51    President,      11/1998
                Calle Mia,           Treasurer and
                Tucson, AZ.,         Director
                85749

Karen C. Hedges 855 McQuay     43    Secretary       11/1998
                Unit 17,             & Director
                Whitby, ON,
                Canada,
                L1P 1L8

Richard Powell  1906 Van Dyke  35    Director        11/1998
                Tampa, FL
                33549

John R. Hedges - President, B.Sc. Geology, Dip. Mineral
Economics, Director.

Mr. Hedges has 27 years of experience in the mining and financial service industries, 14 of which have been in the discipline of international project finance gained with the Export Development Corporation and private banking interests where he has worked as an in house consultant. His international experience covers all regions of the globe. Mr. Hedges has held senior management positions with major banks and mining companies as well as in a number of start up ventures where he has a key factor in their success. He also acts as an advisor to Glacier Medical, LLC and is parent Glacier Quest Inc.

Karen C. Hedges - President, Aquatek UK Ltd. and Director

Ms. Hedges has Bachelor of Science (Honors) Environmental
Science and a Diploma in Environmental Technology. Her experience lies in project design and implementation, project cost management and administration.

Richard R. Powell - President and Majority Member, Glacier
Medical, LLC and Director

Mr. Powell has a Bachelor of Science in Management and 8 years experience in the medical device sales and management field. His expertise involves marketing and sales campaigns to medical institutions, Director of Marketing for Independent Laboratories, R&D experience taking a product from the drawing table to the field to sales.

None of the directors and officers of the Company have been or are involved in any legal proceedings during the past five years. Specifically no officer or director has been involved in any bankruptcy petition filed by or gains to any business of which such person was a general partner or executive officer, being convicted in a criminal proceeding or is subject to a pending criminal proceeding, nor a to any order, judgment, or decree of any court of competent jurisdiction permanently or temporarily in joining, barring, suspending or otherwise limiting his or her involvement in any type of business, or banking activities; nor has any officer or director been found by a court of competent jurisdiction in a civil action, the Commission, or the Commodity Futures Trading Commission to have violated federal or state securities or commodities law.

ITEM 6:	 EXECUTIVE COMPENSATION

The following table outlines the compensation paid and projected compensation to be paid to executive officers and directors of the Company.

          Annual Compensation                      Long Term Compensation
                                                   Awards           Payouts
 (a)        (b)      (c)     (d)     (e)      (f)       (g)          (h)
Name &             Salary   Bonus   Other    Restr-  Securities      LTTP
Principal                                    icted   Underlying      Payout
Position                                     Stock   Options<F2>/SAR

          Year       ($)     ($)     ($)      ($)       ($)        ($)
John R.     1998       0       0        0         0         0       0
Hedges      1999<F1>   0       0   35,000         0   180,000       0
President
Treasurer

Karen C.    1998       0       0        0         0         0        0
Hedges      1999       0       0        0         0    40,000        0
Secretary

Richard R.  1998       0       0        0         0         0        0
Powell      1999       0       0        0         0    40,000        0
Director

William C.  1998       0       0        0     4,000         0        0
Marshall    1999       0       0        0         0         0        0
President

<F1> from June 1st 1999 under the Management
Contract with J. R. Hedges.
<F2>Options cannot be exercised until Company
shows cash flow from sales

No other compensation has been paid to any director or officer of the Company. In future additional options may be granted to directors, officers and consultants to the Company to provide compensation for their time and performance.


ITEM 7:	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

	On September 25th, 1997, the Company was officially incorporated under the laws of the State of Nevada. The business of the company was the manufacturing and sale of various wood-carvings and sculptures such as cigar store Indians, bears, eagles and coyotes. These products were to be sold over the Internet, through retail stores and through specialty mail order catalogs.

On October 20th, 1998 the then President and all but two
Directors, resigned in preparation for a reorganization of
the Company.  At that time, Richard D. Heinzel Jr. the
former president agreed to return 3.5 million shares of
common stock to the treasury in return for the Company
giving up all rights to the products developed by Mr.
Heinzel.  This was finally recorded as done in   January
1999.  On December 17th, 1998 John R. Hedges and Karen C.
Hedges were nominated to the Board of Directors and John R.
Hedges was appointed President and Treasurer and Karen C.
Hedges was appointed Secretary of the Company.

On December 19th, 1998 the Company and Richard R. Powell signed a letter of intent to fund the development of an anti
- needle stick protection device designed by Mr. Powell.

On January 11th, 1999, the Company entered into a Private Placement Agreement with Trimont Capital Limited of the Cayman Islands, to provide financing in the amount of $500,000 at $1.00 per share for a total of 500,000 common shares bearing a restrictive legend. Under the agreement the Company will issue shares to Trimont restricted in accordance with section 144 the Securities Exchange Act of 1934, for each and every $250,000 provided to the Company under this agreement. The Company is under no obligation to issue stock prior to the date when a total of $250,000 has been paid to the Company. On completion of the financing Trimont will own less than 5% of the issued and outstanding stock.

On January 20th, 1999, the Company entered into an investment agreement with Glacier Medical, LLC and Richard
R. Powell to fund the development of Glacier Medical, LLC's needle stick protection device. Under the terms of this agreement, the Company can earn up to 35% interest in Glacier Medical, LLC in return for financing $1,000,000 of development and production costs. This interest will be earned based on the amount invested and is based upon a vesting plan staged to reflect risk. Stage 1 investments total five hundred thousand dollars [$500,000] and represents twenty five percent [25%] interest in Glacier Medical, LLC. This sum will be paid to Glacier Medical, LLC incrementally, in monthly payments of twenty five thousand dollars [$25,000]. Each such payment will represent a 1.25% interest in Glacier Medical, LLC. Stage 2 investments will total five hundred thousand dollars [$500,000] and represents an additional ten percent [10%] interest in Glacier Medical, LLC. This sum will be paid to Glacier incrementally, in monthly payments of one hundred thousand dollars [$100,000]. Each such payment will represent a 2.00% interest in Glacier Medical, LLC.

As of January15th 2000, the Company has made payments totaling $225,000 to Glacier Medical, LLC and earned an 11.25% interest in Glacier Medical, LLC.

ITEM 8:	DESCRIPTION OF SECURITIES

	Issued as of 06/30/00 -  9,685,000 common shares
Authorized 15,000,000 common shares at a par value $0.0001 per share.

	As of June 30th 2000, a total of 9,685,000 shares had been issued of which 7,140,000 are free trading. The balance of 2,510,000 is restricted under the provisions of Section 144 of the Act. 2,260,000 of these shares are held by a former
Officer and Director of the Company and 250,000 shares are held by Trimont Capital Ltd.

	Each outstanding common share carries a single voting right and the right to one vote upon each matter submitted to a vote at a meeting of shareholders. Restricted shares issued to former Directors and Officers carry their restriction for a period of two years. Restricted shares issued in accordance with the Private Placement Agreement will carry their restriction for a period of one year.

Notwithstanding the fact that shareholders are entitled to vote at formal shareholder meetings, informal action may be taken by shareholders without any formal meeting provided that consent in writing, setting forth the action taken shall be signed by all the shareholders entitled to vote.

As noted above, the Company entered into a Private Placement Agreement with Trimont Capital Limited of the Cayman Islands, to provide a financing of $500,000 at $1.00 per share for a total of 500,000 common shares bearing a restrictive legend. Under the agreement the Company will issue shares to Trimont restricted in accordance with section 144 the Securities Exchange Act of 1934, for each and every $250,000 provided to the Company under this agreement. The Company is under no obligation to issue stock prior to the date when a total of $250,000 has been paid to the Company. As of December 31st 1999 the company had received $255,000 and was under obligation to issue 250,000 shares of restricted stock. On completion of the financing Trimont will own 500,000 shares or less than 5% of the issued and outstanding stock. In order to satisfy its budgetary needs, it is likely that the Company will have to enter into another funding agreement during the next year that will require a further issue of stock.



PART II

ITEM 1:	MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities were cleared for trading on the NASD electronic bulletin board on 28th of January 1998 and began trades on the 25th of August 1998. Prior to that time
they were not traded on any public exchange.   A new
Transfer Agent, Pacific Stock Transfer of Las Vegas, Nevada was appointed, in December of 1998 replacing General
Securities Transfer of Albuquerque, New Mexico.   Active
trading began In April of 1999. A history of these trades is provided in the following table.


Quarter   Year    High     Low     Close     Volume
                 ($/sh)   ($/sh)   ($/sh)   (# shares)

  Q2      1999   4.375    2.875    4.250      59,900
  Q3      1999   5.000    3.370    3.620     151,600
  Q4      1999   5.500    3.500    5.250   1,100,100
  Q1      2000   5.375    1.500    3,000      68,600
  Q2      2000   3.250    1.750    1.750      37,500

Approximately 500,000 shares traded in the forth quarter 1999 were transfers to CEDE & Co. As of June 30th, 2000 there were 376 shareholders in the company. Of the total of
9.685 million shares, 4,060,000 million shares or 43% are in the hands of the former Officers and Directors of the Company. 2,510,000 shares of that stock or 26% of the total issued stock bears a restrictive legend. The Company has not paid a dividend during the last fiscal year, nor does it contemplate paying a dividend during the current fiscal year.

ITEM 2:	LEGAL PROCEEDINGS

	No legal proceedings have been enacted against the Company, its Officers or Directors.

ITEM 3:	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Neither Management nor the Board of Directors disagrees with the results of the Audit.

ITEM 4:	RECENT  SALES OF UNREGISTERED SECURITIES

	There have been no sales of any unregistered securities.


ITEM 5:	INDEMNIFICATION OF OFFICERS AND DIRECTORS

	Although the corporate by-laws provide for indemnification of the Officers and Directors, no action has been taken in this regard. It is the intention of the Corporation to purchase Directors and Officers liability insurance during the next fiscal year in order to comply with its by-laws and to meet its obligations to its employees and directors.



PART F/S

The Issuer's Most Recent Balance Sheet and Profit and Loss and Retained Earnings Statements and Similar Financial
Information for such Part of the Two Preceding Fiscal Years as the Issuer or its Predecessor

Attached as an Exhibit hereto.



PART III

INDEX OF EXHIBITS

Exhibit 1 .......	Private Placement Agreement between
Trimont Capital Ltd. and Images of
Life, Inc. January 11th 1999

Exhibit 2 .......	Bylaws of Images of Life, Inc.

Exhibit 3 ........     Instruments Defining Rights of
Security Holders

Not applicable

Exhibit 5  ........	Voting Trust Agreement.

				Not applicable

Exhibit 6  .......	Material Contracts

6.1	Investment Agreement between Images of Life, Inc. and
Glacier Medical, LLC, dated January 20th 1999.

6.2	Contract between Images of
Life, Inc. and J. R. Hedges for
management services dated May
1st, 1999.

Exhibit 7  ......  	Material Foreign Patents

				Not applicable




SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on behalf by the undersigned thereunto to duly authorized.


	Images of Life, Inc.




July 5th, 2000			By _________________________
	J. R. Hedges
	President






- 1 -